Exhibit 21.1
Subsidiaries of the Registrant

Entity	Jurisdiction
Olaplex Intermediate, Inc. Olaplex Intermediate II, Inc. Penelope Holdings Corp. Penelope Intermediate Corp. Purvala Bioscience, Inc. Olaplex, Inc. Olaplex UK Limited	Delaware Delaware Delaware Delaware Delaware Delaware United Kingdom